EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2006	2007	2008	2009	2010	2011
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$3,020	$2,922	$(27,763)	$1,008	$1,889	$(1,858)
Plus: Income Taxes	2,313	2,343	(13,737)	2,958	1,915	39
Fixed Charges	17,093	18,259	19,594	18,794	20,383	16,539
Earnings Available for Fixed Charges	22,426	23,524	(21,906)	22,760	24,187	14,720

Fixed Charges:
Interest Expense	16,687	17,837	18,918	18,083	19,046	15,392
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337	1,147
Total Fixed Charges	17,093	18,259	19,594	18,794	20,383	16,539

Ratio of Earnings to Fixed Charges	1.3	1.3	-1.1	1.2	1.2	0.9

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,217	1,265	2,028	2,132	4,012	3,440
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337	1,147